UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 11, 2018

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On June 11, 2018, Yatra Online, Inc. issued an earnings release announcing its unaudited financial and operating results for the three months ended March 31, 2018 and audited financial and operating results for the year ended March 31, 2018.  A copy of the earnings release is attached hereto as Exhibit 99.1. A copy of the audited consolidated financial statements as of March 31, 2018 and 2017 and for each of the three years ended March 31, 2018 is attached hereto as Exhibit 99.2.

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s registration statements on Form F-3 (Registration Statement Nos. 333-224661 and 333-215653) filed with the Securities and Exchange Commission on April 11, 2018 and May 3, 2018, respectively, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Earnings release of Yatra Online, Inc. dated June 11, 2018.
99.2	Audited Consolidated Financial Statements as of March 31, 2018 and 2017 and for each of the three years ended March 31, 2018.
99.3	Consent of Ernst & Young Associates LLP, independent registered public accounting firm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: June 11, 2018	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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